SECURITAS SYSTEMS

08002083

10 April 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SEC Mail
Mail Processing
Section
APR 18 2008
Washington, DC
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APR 25 2008 E
THOMSON REUTERS

dev 4/24

SECURITAS SYSTEMS

Stockholm, April 10, 2008

Press release

Acquisition of G4S Sicherheitssysteme GmbH in Germany

Securitas Systems has acquired G4S's German security systems operation G4S Sicherheitssysteme GmbH. The purchase price amounts to MEUR 10 (MSEK 94) and the acquisition will contribute positively to EPS as of 2009.

G4S Sicherheitssysteme GmbH is one of the five largest companies in the security systems market in Germany. The company employs around 300 people and has twenty branches spread across Germany. The focus is on the banking and finance sector as well as the retail sector. Annual sales for 2007 amounted to approximately MEUR 34 (MSEK 315) with about one third in service agreements. Securitas Systems' German operation will, after the consolidation, have an approximate turnover of MEUR 64 (MSEK 590) and 560 employees.

The operation is expected to be consolidated into Securitas Systems' accounts as of May 2008, depending on the German antitrust authority handling time.

"With the acquisition, we will be the number three player and the largest product independent systems integrator on the German market. We will strengthen our service portfolio, reach critical volume and national coverage on the largest market in continental Europe," says Juan Vallejo, President and CEO of Securitas Systems AB.

Additional information:

Juan Vallejo, President and CEO	+46 (0)10 458 8000
Åsa Larsson, Head of Communications and Investor Relations	+46 (0)10 458 8017

Securitas Systems AB (publ.) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banks and financial institutions, industry, defence, healthcare and retail. Securitas Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Securitas Systems is listed on the Nordic list (mid cap) of the OMX Nordic Exchange in Stockholm. In April the company will change its name to Niscayah Group AB. The change of name will be formally submitted to the Annual General Meeting for resolution and carried into effect on April 22, 2008, after that the Company will be found on the Nordic list under the company name Niscayah and with the ticker NISC. This press release is also available on Securitas Systems' home page: www.securitassystems.com

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm, Sweden, Visiting address: Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36, www.securitassystems.com

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